

Mail Stop 3720

June 2, 2010

Joseph P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

> **RE: Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-24525**

Dear Mr. Hannan:

　　We have reviewed your response letter dated May 21, 2010 and have the following comments. As noted in our comment letter dated May 12, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2 – Acquisitions and Dispositions, page F-17

1. As mentioned in your response to comment one, please provide a detailed analysis on your consideration of the Green Bay stations as well as provisions of the LMA agreement under FASB ASC 810, specifically whether the stations are considered a variable interest entity and if so, the determination of the primary beneficiary. Please provide this analysis both prior to and after the amendment to the standard under Accounting Standards Update No. 2009-17. In addition please provide the business rationale for the structure of this transaction.

Note 6 – Derivative Financial Instruments, page F-24

Green Bay Option, page F-25

2. You have cited S99-4 of ASC 815-10 in response to comment two. We believe this guidance is generally applicable to free standing written options, and not embedded options. Please advise as to why you believe this guidance is applicable for the embedded put option.

Form 10-Q for the quarterly period ended March 31, 2010

Note 6 - Long-Term Debt, page 13

3. Please provide the 12 month debt covenant analysis, specifically the amount of debt that you would have to reduce in order to comply with the leverage ratio covenant, and how this compares to the amount that you have currently classified as current.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director